 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc

(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issued: 28 February 2022, London UK

GSK introduces Haleon to investors

•   Global leader in consumer health set to be a newly independent company with focused strategy to deliver sustainable above-market growth and attractive returns to shareholders

•      Demerger and listing of Haleon expected in July 2022

•      New company to focus 100% on consumer health, with clear purpose to deliver better everyday health with humanity

•      Exceptional portfolio of category-leading brands includes, Sensodyne, Panadol, Advil, Voltaren Theraflu, Otrivin, and Centrum

•      Haleon expected to deliver annual organic sales growth of 4-6% in the medium term

•      Haleon expected to deliver moderate sustainable expansion of adjusted operating margin in the medium term

•      Attractive growth profile and strong cash generation of Haleon expected to support capital allocation priorities to invest in future growth and deliver sustainable returns to shareholders

•      Initial dividend expected to be at lower end of 30-50% pay-out ratio range (subject to Haleon Board approval)

•      Targeting net debt/adjusted EBITDA <3x by end 2024 (from up to 4x at demerger)

At an update to investors today, GSK will announce that the proposed listing of Haleon (the newly independent company to be formed following the demerger of the GSK Consumer Healthcare business) is expected in July 2022, and will provide detail on the strategy, outlook and plans for the new company.

Emma Walmsley, Chief Executive Officer, GSK said: "Today is an important milestone for GSK as we formally introduce Haleon to investors. It comes ahead of what promises to be the most significant corporate change for GSK in the last 20 years, to create two new growth companies that will positively impact the health of billions of people. Haleon has been built through a series of progressive strategic M&A and divestment moves taken in the last few years, creating a focused, global consumer healthcare business with an exceptional portfolio of brands. Through the demerger we will unlock the potential of both GSK and Haleon, and in today's meeting will show why we believe Haleon will be a strong, highly successful growth-orientated company."

Brian McNamara, Chief Executive Officer Designate, Haleon said: "We are excited to share our plans for Haleon and the incredible opportunity we have before us.  Led by our purpose - to deliver better everyday health with humanity - Haleon is strongly positioned to play a vital role in a growing, more relevant sector than ever. Today, we will show investors how our world-class portfolio of brands, alongside our competitive capabilities and a compelling strategy to outperform, underpins our confidence in delivering annual organic sales growth of 4-6% in the medium term, and a sustainable financial performance that can drive continued investment in growth and deliver attractive returns to shareholders."

Global leader focused on consumer health

Haleon has been created from a series of progressive strategic moves to develop the GSK Consumer Healthcare business. The business has been transformed through the successful integrations of the Novartis consumer health portfolio in 2015 and the Pfizer portfolio in 2019. This transformation has provided a platform to focus, scale and optimise many aspects of the business including divesting lower growth brands, implementing a new R&D/innovation model, rationalising the manufacturing footprint and optimising the supply chain, alongside continued investment in brands, innovation and capabilities.

This has created a leading global consumer healthcare business, which achieved £9.5 billion in sales during 2021. Led by a highly skilled management team with deep experience and a track record of success in consumer healthcare and FMCG, the business has a portfolio of world-class brands. It offers a compelling proposition that combines human understanding with trusted science.

Exceptional portfolio of category-leading brands

Haleon is the global leader in each of the major categories in which it operates - Therapeutic Oral Health; Vitamins, Minerals and Supplements; Pain Relief; Respiratory Health; and Digestive Health. The portfolio comprises global power brands such as Sensodyne, Panadol, Advil, Voltaren, Theraflu, Otrivin, and Centrum; and iconic, local strategic brands such as TUMS, ENO, Flonase, ChapStick and Emergen-C.

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Human understanding with trusted science

Haleon has a suite of proprietary assets focused on generating deep human understanding to support brand innovation, engagement with experts and education of consumers. These include cutting-edge centres for shopper research, consumer knowledge, and social listening to generate new insights, identify future trends and rapidly test new concepts and claims.

Alongside this, Haleon has deep technical and scientific expertise, with world-class regulatory and medical capabilities and trusted relationships with more than three million healthcare professionals worldwide.  It has a global, standalone R&D network with three centres supporting 1,400 highly skilled scientists, including practising dentists, pharmacists, nutritionists, and medics.

Together, this platform of human understanding and trusted science enables Haleon to operate end-to-end across consumer science and consumer experience, providing a strong competitive advantage to develop and launch innovation. Over the last three years, Haleon has successfully delivered more than 19,000 regulatory applications and approvals.

In 2021, R&D investment was £257 million, representing 2.7% of sales. This is competitive with industry peers, and it will remain a priority area for future investment and allocation of capital.

Global footprint and industry-leading route-to-market

Haleon serves more than 100 markets worldwide and has an established presence in all key channels, including one of the largest networks and coverage of pharmacies globally with leadership in Europe and strong partnerships with mass retail and pharmacy chains in the US. In the last two years, investments have resulted in a two-fold increase in e-commerce sales, a key growth channel, with particularly strong market outperformance in China.

Strategy to outperform

Haleon's strategy comprises four key elements to deliver above-market sales growth and sustainable financial performance:

•      Drive penetration growth across the Haleon portfolio. Continue to drive further market share gain and category growth in all five global categories through brand innovation and reaching new consumers with Haleon products.

•      Capitalise on new and emerging growth opportunities across channels, geographies and portfolios. These include continuing to grow e-commerce sales; expanded use of brands, notably by accelerating innovation in the US and China and with rollouts in emerging markets; new portfolio opportunities with two planned Rx-to-OTC switches in the US, and a strong focus on accelerating consumer trends such as Naturals, with more than 30 Naturals projects currently in the pipeline.

•      Strong execution and financial discipline. Haleon's leading gross margin and rescaled, optimised cost base provide a strong platform for excellent marketing and commercial execution, disciplined cost control and re-investment ahead of sales growth in brand innovation and advertising and promotional (A&P).

•      Running a responsible business with a strong commitment to tackling environmental and social barriers to better everyday health is integral to everything Haleon does. Haleon has a structurally smaller environmental carbon and plastic footprint relative to peers and has set 2030 targets to reduce its environmental impact further. Haleon has also set ambitions to support inclusion and diversity internally and has set external social targets to help improve people's access to better everyday health.

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Strong organic sales growth with sustainable margin expansion and strong free cash flow

The business is well-positioned to build on its track record of performance and grow sustainably ahead of the market in the medium term. The fundamentals for the £150 billion consumer healthcare market are strong, reflecting an increased focus on health and wellness, significant demand from an ageing population and emerging middle class, and sizeable unmet consumer needs.

Over the period 2019-2021 Haleon delivered 4.4% sales growth CAGR1, ahead of the market despite the adverse impact of the COVID pandemic. At the same time, Haleon has balanced investment with delivering on its margin ambitions, growing its adjusted operating margin from 19.5% to 22.8% in 2021. This would have equated to an adjusted operating margin of approximately 25% based on 2017 exchange rates2 and adding back the dilutive impact of the additional divestments.  Free cash flow has been equally strong with around £1.5 billion of free cash flow generated in each of 2020 and 2021, excluding proceeds from divestments and costs for integration and separation.

Looking forward and reflecting structural market trends, and the investments made and planned for the business, Haleon is targeting in the medium term, on a constant currency basis:

•      Annual organic sales growth of 4-6%;

•      Sustainable moderate expansion of adjusted operating margin;

•      Continued high cash conversion, with net debt/adjusted EBITDA <3x by the end of 2024

2022 considerations

Haleon expects to achieve organic sales growth in the range of 4-6% for 2022. The adjusted operating margin is expected to benefit from continued strong operating leverage and the realised benefit of price increases during 2021. Haleon will also continue to drive brand investment (A&P) ahead of sales growth. Inflationary cost pressures and supply chain costs are expected to be well-accommodated given the gross margin profile of the business (commodity-related costs account for <10% of sales) and ongoing realisation of supply chain efficiencies. Finally, the 2022 margin will reflect the contribution from upgraded annual cost synergies resulting from the completed integration of the Pfizer portfolio of approximately £600 million (£100 million higher than previously announced) with approximately £120 million expected to be delivered in 2022. These synergies largely offset new annual costs in 2022 associated with running a standalone public limited company of £175-200 million.

Attractive growth profile supports capital allocation priorities

The combination of strong organic sales growth, moderate operating margin expansion and consistent high cash generation in the medium term offer existing and prospective shareholders an attractive growth profile that supports capital allocation priorities to maintain the track record of investing in growth and deliver attractive shareholder returns. Haleon has developed a capital allocation framework set across three areas, and prioritised to:

1)   Invest in the business to drive sustainable growth and attractive returns;

2)   Deliver shareholder returns, with the initial dividend expected to be at the lower end of the 30-50% pay-out ratio range (subject to Haleon Board approval);

3)   M&A that is compelling and consistent with company strategy.

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Haleon is expected to have a net debt/adjusted EBITDA ratio of up to 4.0 times following the demerger. Haleon plans to target net debt to an adjusted EBITDA ratio of <3x by the end of 2024 and maintain a strong investment-grade balance sheet.

Board of Directors

As previously announced, Sir Dave Lewis has been appointed as Non-Executive Chair Designate of Haleon. As Chair Designate, he is preparing for the demerger and, following best practice, leading the process to establish a Board of Directors for the new company. This new Board will include the appropriate mix of skills, experience, diversity, and continuity, relevant for Haleon to represent and maximise the value of this new business for shareholders. Two of the Board Directors will be appointed by Pfizer.

Demerger process

The separation of GSK Consumer Healthcare, to form Haleon, is subject to approval from shareholders, and will be by way of a demerger of at least 80% of GSK's 68% holding in the Consumer Healthcare business to GSK shareholders (the Consumer Healthcare business is a Joint Venture between GSK and Pfizer, with GSK holding a majority controlling interest of 68% and Pfizer holding 32%).

As previously announced, GSK will retain up to 20% of its holding in Haleon, which it intends to monetise in a disciplined manner to strengthen new GSK's balance sheet further. Before the demerger, GSK is expected to receive a dividend of more than £7 billion from Consumer Healthcare, supporting recapitalisation of the GSK balance sheet and creating new flexibility to invest in innovation and growth. Pfizer will receive a dividend of more than £3 billion and will retain its 32% stake post the demerger.

A circular is expected to be sent to shareholders in connection with approval of the proposed demerger in June 2022, alongside publication of a prospectus in connection with the listing of Haleon.

A shareholder vote for approval and subsequent demerger is expected in July 2022. Haleon shares are expected to attain a premium listing on the London Stock Exchange, with ADRs listed in the US.

Cautionary statement regarding forward-looking statements and assumptions

This announcement contains certain statements that are, or may be deemed to be, "forward-looking statements" with respect to current expectations and projections about future events, strategic initiatives and future financial condition and performance relating to Consumer Healthcare and/or GSK. These statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "projects", "indicates", "may", "will", "should" and words of similar meaning (or the negative thereof). These forward-looking statements include all matters that are not historical facts. These include, but are not limited to, statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. They appear in a number of places in this announcement. Any forward-looking statements made by or on behalf of GSK speak only as of the date they are made and are based upon the knowledge and information available to the directors of GSK on the date of this announcement. These statements and views may be based on a number of assumptions and, by their nature, involve unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond GSK's control or precise estimate. Such factors include, but are not limited to, those discussed under 'Principal risks and uncertainties' in GSK's Annual Report for 2020, GSK's 2021 Q4 Results and any impacts of the COVID-19 pandemic. Such forward-looking statements are not guarantees of future performances and no assurance can be given that any future events will occur, that projections will be achieved or that GSK's assumptions will prove to be correct. Actual results may differ materially from those projected, and (other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority ("FCA")), GSK does not undertake to revise any such forward-looking statements to reflect new information, future events or circumstances or otherwise. You should, however, consult any additional disclosures that GSK may make in any documents which it publishes and/or files with the U.S. Securities and Exchange Commission and take note of these disclosures, wherever you are located. These forward-looking statements speak only as of the date of the relevant document. Undue reliance should not be placed on these forward-looking statements. Except as required by applicable law or regulation, GSK expressly disclaims any obligation or undertaking to release any updates or revisions to these forward-looking statements.

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In outlining the medium term outlooks, growth ambitions and 2022 considerations for Haleon, GSK has made certain assumptions about the consumer healthcare sector, the different geographic markets and product categories in which Haleon operates and the delivery of revenues and financial benefits from its current product range, pipeline and integration and restructuring programmes. These assumptions, as well as the outlooks, ambitions or considerations (as applicable) for organic annual sales growth, adjusted operating margin expansion, dividend payout ratio, cash generation/conversion and deleveraging, assume, among other things, no material interruptions to the supply of Haleon's products, no material mergers, acquisitions or disposals, no material litigation or investigation costs (save for those that are already recognised or for which provisions have been made), no material changes in the regulatory framework for developing new products and retaining marketing approvals, no material changes in the healthcare environment, no unexpected significant changes in Haleon's end markets, no unexpected significant changes in pricing as a result of government, customer or competitor action, and no material changes in the impacts of the COVID-19 pandemic. These outlooks, ambitions and considerations also assume the successful delivery of the separation programme to deliver the demerger of Haleon and the realisation of its anticipated benefits. The outlook, growth ambitions and 2022 considerations are given at constant exchange rates.

Reporting Framework

Whilst a part of GSK, Haleon has historically been reported as an operating segment under IFRS 8 in GSK's annual report and interim financial reporting (the "CH Segment"). The financial information presented above has been prepared in a manner consistent with the Historical Financial Information prepared in connection with the anticipated demerger and separation of Haleon from GSK and therefore differs both in purpose and basis of preparation to the CH Segment as presented historically in GSK's financial reporting. As a result, whilst the two sets of financial information are similar, they are not the same because of certain differences in accounting and disclosure under IFRS.

These differences primarily include:

1.   the inclusion in the CH Segment reporting of certain distribution and local commercial activities performed by a limited number of other GSK Group entities in relation to Consumer Healthcare products

2.   the basis of allocation of certain cost-sharing and royalty agreements as attributed by a limited number of other GSK Group entities for the purposes of the CH Segment reporting

3.   the inclusion of Horlicks and other Consumer Healthcare nutrition products in India and certain other markets in the CH Segment reporting until their disposal in 2020

4.   the sale of Thermacare products until their disposal in 2020 which have been excluded from the CH Segment reporting

Adjusted Results and other non-IFRS financial measures

This announcement contains a number of non-IFRS measures to report the performance of Haleon's business. Non-IFRS measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using financial measures that are not calculated in accordance with IFRS. Adjusted Results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

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GSK considers these metrics to be the non-IFRS financial measures used by Haleon to help evaluate growth trends, establish budgets and assess operational performance and efficiencies. GSK believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of Haleon's results and related trends, therefore increasing transparency and clarity of Haleon's results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this announcement may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of Haleon's operating results as reported under IFRS. GSK encourages investors and analysts not to rely on any single financial measure but to review Haleon's financial and non-financial information in its entirety.

Adjusted Results

Adjusted Results comprise Adjusted gross profit, Adjusted gross profit margin, Adjusted operating profit, Adjusted operating profit margin, Adjusted profit before taxation, Adjusted profit after taxation, Adjusted profit attributable to shareholders, Adjusted basic earnings per share, Adjusted diluted earnings per share, Adjusted cost of sales, Adjusted SG&A, Adjusted R&D, Adjusted other operating income, Adjusted net finance costs, Adjusted taxation charge, and Adjusted profit attributable to non-controlling interests. Adjusted Results exclude Net amortisation and impairment of intangible assets, Restructuring costs, Transaction-related costs, Separation and Admission costs, and Disposals and other costs, in each case net of the impact of taxes (where applicable) (collectively, the "Adjusting Items", which are defined below).

GSK believes that Adjusted Results, when considered together with Haleon's operating results as reported under IFRS, provide investors, analysts and other stakeholders with helpful complementary information to understand the financial performance and position of Haleon from period to period and allow Haleon's performance to be more easily compared against the majority of its peer competitors.

As Adjusted Results include the benefits of restructuring programmes but exclude significant costs (such as Restructuring costs, Transaction-related costs and Separation and Admission costs) they should not be regarded as a complete picture of Haleon's financial performance as presented in accordance with IFRS. In particular, when significant impairments, Restructuring costs and Separation and Admission costs are excluded, Adjusted Results will be higher than IFRS results.

Selected Definitions

Adjusted EBITDA is defined as profit after tax for the year excluding income tax, finance income, finance expense, Adjusting Items (as defined below), depreciation of property plant and equipment, impairment of property plant and equipment net of reversals, depreciation of right-of-use assets, and amortisation of software intangibles.

Adjusting Items include the following:

•      Net amortisation and impairment of intangible assets: Intangible amortisation and impairment of goodwill, brands, licenses and patents net of impairment reversals.

•      Restructuring costs: include personnel costs associated with restructuring programs, impairments of tangible assets and computer software relating to specific programmes approved by the Board from time to time that are structural and of a significant scale, where the costs of individual or related projects exceed £15 million. These costs also include integration costs following an acquisition.

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•      Separation and admission costs: costs incurred in relation to and in connection with the demerger, separation, admission and registration of Haleon Shares.

•      Transaction related costs: Accounting or other adjustments related to significant acquisitions.

•      Disposal and other adjusting items: Gains and losses on disposals of assets and businesses, tax indemnities related to business combinations, and other items.

Adjusted Operating Profit is defined as operating profit less Adjusting Items as defined above.

Free cash flow is defined as net cash inflow from operating activities plus cash inflows from the sale of intangible assets, the sale of property, plant and equipment and interest received, less cash outflows for the purchase of intangible assets, the purchase of property, plant and equipment, distributions to non-controlling interests and interest paid.

Other

No statement in this announcement is or is intended to be a profit forecast or profit estimate.

Certain figures contained in this announcement, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum or percentage change of the numbers contained in this announcement may not conform exactly with the total figure given.

Certain financial information contained herein has not been audited, comforted, confirmed or otherwise covered by a report by independent accountants. When and if audited financial information is published or becomes available, the data could vary from the data set forth herein. In addition, past performance cannot be relied on as a guide to future performance.

Unless otherwise stated, statements of market position are on the basis of sales to consumers in the relevant geographic market or product category in 2020, as reported by: (i) in the case of statements relating to OTC/VMS, Nicholas Hall's DB6 Consumer Healthcare Database at manufacturer's selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport at manufacturer's selling prices. The value of a geographic market or product category and market size are provided on the basis of sales to consumers in 2020 in the relevant market or product category, as reported by: (i) in the case of statements relating to OTC/VMS, Nicholas Hall's DB6 Consumer Healthcare Database at manufacturer's selling prices; and (ii) in the case of statements relating to Oral Health, Euromonitor Passport at manufacturer's selling prices.

1 At CER, including 12 months of Pfizer brand sales in 2019, 2020 and 2021 and excluding all sales of brands that have been divested before demerger from 2019, 2020 and 2021.

2 Previous margin outlook for GSK Consumer Healthcare given at time of Pfizer deal was at 2017 Exchange rates.

About GSK

GSK is a science-led global healthcare company. For further information please visit www.gsk.com/about-us.

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GSK enquiries:
Media enquiries:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Evan Berland	+1 215 432 0234	(Philadelphia)

Analyst/Investor enquiries:	Nick Stone	+44 (0) 7717 618834	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	Emma White	+44 (0) 7823 523562	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales:

No. 3888792

Registered Office:

980 Great West Road

Brentford, Middlesex

TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 28, 2022

By:/s/ VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc

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